UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  aUGUST 28, 2006                     /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO



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                             CENTRASIA MINING CORP.
          Suite 300, 1055 West Hastings Street, Vancouver, BC V6E 2E9
                Telephone: (604) 688-4110 / Fax: (604) 688-4169
                        Website www.centrasiamining.com

           TRADING SYMBOLS: TSXV - CTM; OTCBB - CTMHF; Frankfurt - C8M

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NEWS RELEASE                                                     AUGUST 28, 2006


        CENTRASIA EXPANDS LAND POSITION AT EASTERN SARY JAZ IN KYRGYZSTAN


Centrasia ("the Company") is pleased to announce that it has entered into an agreement to acquire a 100% interest in the Turgeldy Property from Eurasian Minerals Inc.'s ("Eurasian", TSXV-EMX). Terms of the agreement include an immediate payment to Eurasian of 60,000 common shares of Centrasia for an option (the "Option") to acquire all rights and title to the Turgeldy exploration license ("the Property"), with Eurasian retaining a 1% Net Smelter Return royalty. Centrasia has up to six months from the date of signing to exercise the Option by making a cash payment of $30,000 USD and issuing an additional 90,000 common shares of Centrasia to Eurasian. If the Company exercises the Option, but later decides to abandon the Property, Eurasian retains the right to have the Property title transferred back at its own expense, and with no further obligation to Centrasia. The Agreement is pending final approval from the TSX Venture Exchange.

The Turgeldy property covers an area 25 square kilometres and lies immediately north of and is contiguous to the Company's Eastern Sary Jaz ("ESJ") property. Both properties lie within the Tien Shan Gold belt approximately 110 kilometres east of Centerra Gold Inc.'s (TSX-CG) Kumtor Deposit. Kumtor has current reserves of 11.6 million ounces and has produced over 5 million ounces of gold to date, making it Kyrgyzstan's largest gold mine.

The Kumtor Deposit is hosted within altered Vendian age rocks of the Jetymtau Formation consisting of altered pyritiferous black shales, phyllite, slate, conglomerate, limestone and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and by Atbashi-Inylchek fault to the south. This same sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometres, onto the ESJ and Turgeldy Properties.

On the ESJ Property, Centrasia field crews are currently evaluating a number of quartz stockwork occurrences within a three kilometre long zone of altered black pyritiferous shales of the Jetymtau Formation. The shales are capped by limestone, which has been locally altered, consisting of an assemblage of fuchsite, pyrite, and quartz. Reconnaissance composite chip sampling of the altered zone has returned assays ranging from nil up to 1.3 g/t Au, up to 50 g/t Ag and up to 5.0% Cu.

 Soviet era work on the Turgeldy property identified a tungsten skarn prospect and three gold in stream sediment anomalies, later verified by Newmont Mining Corp. in 2000. Centrasia Field crews will begin work on Turgeldy in September.

Douglas Turnbull, the Company's C.E.O. and President states, "based on the geology and alteration we are seeing on Eastern Sary Jaz and observations from the Soviet era exploration work on Turgeldy, we felt it was important that the company maximize our opportunities in the area by expanding our land position.




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                                      -2-




We are very fortunate to have Oleg Kim on our board of directors and as part of our exploration team in Kyrgyzstan. Oleg was the Exploration Manager for Cameco in Central Asia and played an important role in the discovery of the Kumtor Deposit. The Company acquired ESJ license on Oleg's strong recommendation and the similarities between Kumtor's geology and the geology, structure and alteration we are seeing at ESJ".

Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the company's Vice President of Exploration and a "qualified person" for the purposes of NI 43-101. Mr. Tafuri has reviewed the technical information presented in this news release.

Centrasia Mining Corp.'s headquarters is in Vancouver, Canada, with exploration offices in Bishkek, Kyrgyzstan and Almaty, Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.


On behalf of the Board of Directors of
CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.


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